“Advancing Uranium”

NEWS RELEASE

Crosshair reports highest uranium grades and intercepts ever returned from Lower C Zone

Dated: May 30, 2007

   AMEX: CXZ, TSX-V: CXX

Crosshair Exploration and Mining Corp. (AMEX:CXZ, TSX-V: CXX) reports that the 9,400-metre winter drill program at the Central Mineral Belt Property intersected the highest uranium grades and largest intercepts ever returned from the Lower C Zone.  Although previous drill programs had not focused on the Lower C Zone, recent drill intercepts demonstrate that the thickness and grade of the Lower C are much better than originally estimated based on historical drilling by Shell Canada.  The Lower C is highlighted by hole ML-63, which intersected 11.05 metres of 0.128% U308 within 43.45 metres of 0.041% U308.

The Company considers the Lower C Zone drill results highly significant because they increase the economic potential of the C Zone by verifying a second zone of uranium mineralization sub-parallel to the more robust Upper C Zone. So far, Crosshair has intersected the Lower C zone in 23 widely spaced drill holes, confirming the continuity of uranium mineralization over a distance of 800 meters along strike and 675 metres down dip. Uranium grades average 0.047% over an average intercept of 4.25 metres (to a maximum of 43.45 metres thickness). The Lower C Zone remains open for expansion both along strike and down dip.

“These drill intercepts demonstrate that the Lower C is a more significant Zone than reported historically by Shell Canada Resources,” says Timothy Froude, Crosshair’s Sr. Vice President of Exploration. “The confirmation of the Lower C Zone’s viability provides another important dimension in expanding uranium resources on the C Zone.”

Highlights from Lower C Zone drilling include the following:

•

ML-63 intersected 43.45 metres of 0.041% U3O8, including 11.05 metres of 0.128% U3O8, including 0.70 meters grading 1.147% U3O8

•

ML-77 intersected 3.51 metres of 0.072% U3O8

•

ML-47* intersected 4.50 metres of 0.10% U3O8

•

ML-44* intersected 6.50 metres of 0.10% U3O8

* Previously released results

Full assay highlights, tables and maps have been posted on the company website:

http://www.crosshairexploration.com/s/CZone.asp

The Company’s exploration work on the Central Mineral Belt uranium property is supervised by Timothy Froude, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Senior Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Froude has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company.  A QA/QC program has been implemented consisting of standard, blank and duplicate samples.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador.  The 746 sq km Central Mineral Belt Uranium Property is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Paragon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

 President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: greg@crosshairexploration.com: or dan@crosshairexploration.com

www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the content of this News Release.